UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2025

Commission file number: 001-38350

Lithium Argentina AG

(Translation of Registrant's name into English)

Dammstrasse 19, 6300 Zug, Switzerland

(Address of Principal Executive Office)

900 West Hastings Street, Suite 300,

Vancouver, British Columbia,

Canada V6C 1E5

(North American Mailing Address)

Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [X]          Form 40-F  [  ]

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lithium Argentina AG
(Registrant)

	By:	“Samuel Pigott”
	Name:	Samuel Pigott
	Title:	President and Chief Executive Officer
Dated: May 6, 2025

EXHIBIT INDEX

Exhibit	Description
99.1	Amended Notice of Meeting dated May 2, 2025